Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Obsidian Energy Ltd. (“Obsidian Energy” or the “Company”)

Suite 200, 207 – 9th Avenue S.W.

Calgary, Alberta T2P 1K3

2.	Date of Material Change

November 15, 2017

3.	News Release

A news release disclosing in detail the information summarized in this material change report was issued by Obsidian Energy on November 15, 2017 and disseminated through the facilities of a recognized newswire service and would have been received by the securities commissions where Obsidian Energy is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change

On November 15, 2017, Obsidian Energy announced that it had entered into a US$8.5 million settlement with the U.S. Securities and Exchange Commission (“SEC”), regarding the lawsuit filed by the SEC on June 28, 2017 in the U.S. District Court for the Southern District of New York. The settlement is in relation to the Company’s 2014 restatement of certain financial results while it was known as Penn West Petroleum Ltd. (“Penn West”).

5.	Full Description of Material Change

5.1    Full Description of Material Change

On November 15, 2017, Obsidian Energy announced that it had entered into a US$8.5 million settlement with the SEC, regarding the lawsuit filed by the SEC on June 28, 2017 in the U.S. District Court for the Southern District of New York. The settlement is in relation to the Company’s 2014 restatement of certain financial results while it was known as Penn West.

Under the terms of the settlement, the Company, without admitting or denying any of the factual allegations in the SEC’s Complaint, agreed to pay a penalty of US$8.5 million. In addition, the Company will be enjoined from future violations of certain provisions of U.S. securities legislation. Further details of the settlement and its consequences can be found in the settlement documents when they are made public, and in the U.S. securities laws. The settlement is subject to Court approval.

5.2    Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business telephone number of the executive officer of Obsidian Energy who is knowledgeable about the material change and this report is:

David Hendry, Chief Financial Officer

Telephone: (403) 777-2500

9.	Date of Report

November 23, 2017

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